EXHIBIT 99.1

COMPANY ANNOUNCEMENT: TURBODYNE REPORTS HALF YEAR AND SECOND QUARTER PRELIMINARY RESULTS FOR PERIODS ENDED JUNE 30, 1999

Woodland Hills, CA - August 5, 1999 - Turbodyne Technologies Inc. (EASDAQ:TRBD) today reported preliminary results for the half year and the second quarter ended June 30, 1999.

Revenues for the half year ended June 30, 1999 increased to $30,252,000, compared to $20,750,000 for the same period of 1998, an increase of 46% over the first half of 1998. Revenues in the Light Metals Division were $29,824,000, compared to $20,374,000 in the first half of 1998. Revenues in the Engine Technology Division were $428,000, an increase of 14%, compared to the first half of 1998.

Net loss for the first half of 1999 was approximately $6,823,000, a decrease of $946,000, or 12%, compared to $7,769,000 in the first half of 1998. Loss per share for the first half of 1999 was 18 cents, compared to a loss of 23 cents per share for the same period in 1998, a decrease of 22%. The fully diluted weighted average shares outstanding for the first half of 1999 were 37,933,000, compared to 33,704,000 a year ago.

Revenues for the quarter ended June 30, 1999 increased to $16,180,000, compared to $11,024,000 for the same period of 1998, an increase of $5,156,000, or 47%, over the second quarter of 1998.

Net loss for the second quarter was approximately $3,339,000, a decrease of approximately $412,000, or 11%, compared to $3,751,000 in the second quarter of 1998. Loss per share for the second quarter of 1999 was 9 cents, compared to a loss of 11 cents per share for the same period in 1998, a decrease of 18%. The fully diluted weighted average shares outstanding for the quarter were 38,906,000, compared to 34,736,000 a year ago. This decrease of loss was reached in spite of severance costs payable, part of the Company's cost reduction program, as indicated in the Q1 report (see press release dated April 23, 1999).

The lower than expected revenues generated by the Engine Technology Division in the first quarter of 1999 were well caught up upon in the second quarter, surpassing the first half of 1998 by 14%. It is management's intention to further develop the marketing efforts of the Engine Technology Division in order to generate a substantial contribution to the Company's balance sheet by that division. This strategy is implemented domestically by Turbodyne's national salesteam and, internationally, by Turbodyne International (see press release dated July 7, 1999). Turbodyne's management is strongly committed to increasing, through these two channels, the revenues generated by the Engine Technology Division.

Prof. Dr.-Ing. Peter Hofbauer, Turbodyne's new CEO, stated, "The development of Turbodyne Technologies in the second quarter and overall in the first half of 1999 shows a reassuring trend that the company is pursuing its corporate goals in a very focused manner.

The relocation of our Light Metals Division is substantially complete. This strategic move is reflected in increasing revenues in that division. We were able to expand our contractual obligations to our different customers due to the now available increased capacity.

Turbodyne's exclusive licensing and joint development agreements with AlliedSignal are being implemented in an accelerated mode for first prototype Dynachargera models in engine specific design to be manufactured, tested and shipped to various interested OEMs for their development programs."

Turbodyne Systems, the Engine and Pollution Technology Division of Turbodyne, designs, develops, manufactures and markets patented pollution-reduction, fuel economy and performance enhancing products for internal combustion engines in the automotive, construction, marine, mining and military industries. Turbodyne's Light Metals


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Division is a manufacturer of machined aluminum castings and a supplier to the automotive industry.

Turbodyne Technologies Inc. maintains offices and/or plants located in Carpinteria, La Mirada, Encinitas and Woodland Hills, California; New York; Ensenada and Mexico City, Mexico; London, England; Paris France; and Frankfurt, Germany.

With the exception of the historical information contained in this news release, the matters discussed above include forward-looking statements that involve risks and uncertainties. Actual results may vary substantially as a result of a variety of factors. Among the important factors that could cause actual results to differ are the ability of the Company to increase revenues and gross profit margins, the level of selling, as well as research and development costs to finalize the development for mass production, the effects of competition, the effects of the Company's recent cost reduction measures, the results of pending litigation and the successful implementation of the revised business plan. The failure of any of these factors could cause actual results to differ materially from the forward-looking statements discussed above.

Turbodyne's World Wide Web address is: WWW.TURBODYNE.COM.

Contacts:

Corporate  Communications: Peter Weichselbraun,  (800)  566- 1130
Investor Relations: Mark White, (800) 350-2031
European  Business Development: Markus Kumbrink, +49-69-975-44-655